

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

Via E-mail
Leisa Swanson
President, Chief Executive Officer and Chief Accounting Officer
Cleaner Yoga Mat, Inc.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

> **Re: Cleaner Yoga Mat, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2014**
> **File No. 333-198807**

Dear Ms. Swanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

2. With respect to all third-party statements in your prospectus - such as those from the 2008 Yoga Journal Survey and the EPA - please provide us with the relevant portion of the industry research reports you cite. In this regard, we note that the 2012 Yoga Journal Survey indicates that yoga practitioners spend $10.3 billion a year on yoga classes and

equipment. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Prospectus Summary, page 5

Company Overview, page 5

3. Please provide support for the statement that yoga's "annual growth of 25% has proven to be sheltered both from the economic downtown [sic] and world unrest," as well as the statements that "[t]here are 16,600,000 searches for "yoga" on Google globally every month," "79% of people own their own Yoga or Pilates mat," and "[d]octors have seen a 50% spike since the early 200's [sic] in athlete's foot, fungus, and bacterial infections in patients, and they point to dirty yoga mats as the culprits."

4. Your disclosure on page 5 and elsewhere in your prospectus that "the handheld CYM wand, and the pocket travel CYM, are the first products in the line, available immediately" suggests that potential purchasers may procure those products from you now; however, you make no mention of available inventory in your prospectus. In an appropriate place in your prospectus, please explain when you plan to acquire inventory and how you intend to finance it, considering your Use of Proceeds makes no allocation for inventory.

Summary of this Offering, page 7

5. Please disclose in this section the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. In this regard, you appear to be disclosing the gross proceeds, though you refer to it as "net," assuming the offering is fully subscribed. Please also disclose, here and in the Use of Proceeds section on page 23, that there is no guarantee that you will receive any proceeds from the offering.

Risk Factors, page 8

Risks Related to This Offering, page 8

6. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering, and that there are no provisions for escrow arrangements, including a discussion of the associated risks and consequences. Please also disclose that your Chief Executive Officer, Ms. Swanson, does not have any prior experience conducting best efforts offerings, if applicable, along with the associated risks.

7. Because you are offering shares that are subject to the penny stock rules, please add a risk factor to disclose this fact and discuss the limitations associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

Risks Related to Our Business, page 10

Presently, the Company's President has Other Outside Business Activities . . ., page 10

8. Please clarify whether Ms. Swanson owes fiduciary duties to any companies or entities other than the company, and, if so, please disclose how such duties may impact your business and operations. In this regard, we note your disclosure on page 10 that Ms. Swanson is the President of Formigli International and your disclosure on page 33 that Ms. Swanson currently owns The Massage Centre.

If We are Unable to Maintain Favorable terms with our Distributors . . ., page 12

9. Please clarify whether you currently have any distributors for your products. In this regard, we note your statement that you have not generated any revenue to date.

Our Business is Competitive . . ., page 12

10. Please revise your disclosure to state that you face competition from companies that choose to sell the exact same products as you. You do not indicate that you have an exclusive right to sell the CYM wand or travel pocket CYM wand so it would appear that your competitors could also enter into supply agreements with the source of your product.

Description of Business, page 22

Company Overview, page 22

11. Please provide the basis for your statement that there is "an extremely strong need for a green, fast, inexpensive, and effective method to sanitize mats and equipment in the fitness industry."

12. Please provide further disclosure regarding your statement that the use of UV to sanitize yoga mats is "scientifically proven by 3rd party labs to eliminate 99% of bacteria, fungus, virus, and microorganisms and the technology is approved by the FDA, EPA, and USDA," including how such eliminations were proven, and provide further details about such approvals. Please also disclose further details regarding the 3rd party lab test in which "the CYM wand and travel pocket CYM successfully sanitized the mat surface killing 99% of the bacteria and fungus."

13. Please provide further disclosure regarding the timeline for availability of the uv robot and vacuum cleaner to sanitize fitness floors, and wall unit to sanitize public use rental mats.

14. Please disclose for how long you believe the proceeds from the offering will satisfy your cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business. Please see Item 101 of Regulation S-K.

Plan of Operations, page 27

15. Please provide further details regarding the timeline for implementing the phases of your business plan.

16. Please explain how you plan to acquire the CYM products you will sell, as well as how you plan to generate revenue, including but not limited to the source of the products you will sell, any contractual arrangements you have with the source of the products, the prices for which you will sell such products and how you will determine such prices, and the method(s) by which you will distribute your products to customers. Please see Item 101(c) of Regulation S-K.

Growth Strategy, page 29

17. Please explain the relevance of your statement that "our target customers will be those local businesses within Los Angeles and Long Beach who do not already use mobile marketing solutions," and the subsequent disclosure, or delete this disclosure.

Management's Discussion and Analysis, page 31

Plan of Operations, page 31

18. We note your indication that you have no revenues. However, we also note that your web-site contains numerous testimonials, which suggests that you have sold your product to various customers. Please advise.

Liquidity and Capital Resources, page 31

19. Please explain or delete the reference to "sales of part of [y]our interest in mineral claims," as well as the reference to your "exploration activities," and the references regarding the building of your sales platform and development of your software.

Directors, Executive Officers, Promoters and Control Persons, page 33

20. We note your statement on page 30 that "Ms. Swanson has committed to devote up to 60 hours per week to our Company." However, we also note your statement on page 33 that "Ms. Swanson has committed to devote up to 30 hours per week to the Company initially." Please revise and clarify your disclosure.

21. Please revise your disclosure to state that Ms. Swanson is also the President of Formigli International, or tell us why this is not required.

Executive Compensation, page 33

22. We note your statement that, "[p]ursuant to agreement, Leisa Swanson has agreed to act as our President, Chief Executive Officer, and Director to manage the affairs of the Company for a one (1) year period beginning on the Effective Date." Please note that all material contracts must be filed as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

23. Considering the Notes to your Financial Statements refer to the $5,000 convertible promissory note that was issued to a company controlled by the daughter of your sole director and officer and the $10,000 convertible promissory note that was issued to the daughter of your sole director and officer, please disclose these transactions here.

Item 15. Recent Sales of Unregistered Securities, page 40

24. We note your statement that "[o]n May 9, 2014, the Company issued an Unsecured Promissory Note, in the principal amount of $5,000.00 to Gidapis, LLC," which note accrues interest at a rate of 10% per annum. However, Note 3 to your Financial Statements on page F-9 states that "[o]n May 28, 2014, the Company entered into a convertible note for cash proceeds of $5,000. The note matures on May 28, 2015 and bears interest at 5% per annum." Please confirm the date and terms of such note, including the lender and the rate of interest, and revise your disclosure as appropriate. In addition, please also describe the convertible promissory note issued on September 4, 2014 to Amy Chaffe in this section of your registration statement. Please also file a copy of each promissory note as exhibits to your registration statement. Please see Item 701 and Item 601(b)(10) of Regulation S-K.

Item 16. Exhibits, page 41

Exhibit 5.1. Opinion of Eilers Law Group, P.A.

25. We note that counsel has only examined the documents listed in points 1-6 in the legal opinion. Counsel must examine all documents necessary to render the required opinions. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

26. We note the qualification that the shares to be registered will be validly issued, fully paid and non-assessable "under the corporate laws of the state of Florida and the Bylaws of the Company when sold in a manner referred to in the Registration Statement." Please tell us why this qualification is required. Alternatively, please file a revised legal opinion that omits this qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: William Robinson Eilers, Esq.